UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 333-182072

Patagonia Gold Corp.

(Translation of registrant’s name into English)

Av. Libertador 498 Piso 26

Buenos Aires, Argentina

C1001ABR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATAGONIA GOLD CORP.

Date: November 23, 2022	/s/ Christopher van Tienhoven
	Name:	Christopher van Tienhoven
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2022
99.2	Condensed Interim Consolidated Financial Statements of Patagonia Gold Corp. for the Three and Nine Months Ended September 30, 2022 and 2021
99.3	CEO Certification
99.4	CFO Certification
99.5	Press Release dated November 23, 2022